October 30, 2024

Dustin Weber
Chief Financial Officer
Altus Power, Inc.
2200 Atlantic Street, Sixth Floor
Stamford, CT 06902

        Re: Altus Power, Inc.
            Form 10-K for the Fiscal Year ended December 31, 2023
            Response dated October 15, 2024
            File No. 001-39798
Dear Dustin Weber:

        We have reviewed your October 15, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 30, 2024 letter.

Form 10-K for the Fiscal Year ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations - Year Ended December 31, 2023 Compared to Year Ended December
31, 2022, page 39

1. We understand from your response to prior comment two that you prefer not to disclose capacity factors in your discussion and analysis because such measures are affected by seasonality, geography and differences in the underlying technology, and that you would rather focus on power generated and weighted average installed capacity in your discussion of performance.

       However, your discussion and analysis should address material variations in revenues that are attributable to such factors, as many include the geographic and technological differences that determine expectations for the reasonably possible range of output,
 October 30, 2024
Page 2

       and differences in the prevailing weather, to the extent there are meaningful correlations with the amounts of power generated each period.

       You must address the extent of utilization of the facilities in your discussion of properties on pages 29 and 30 to comply with Instruction 1 to Item 102 of Regulation
       S-K. Given the nature of the facilities, we believe that disclosure of capacity factors for each region and in total would be responsive to this requirement.

       Please identify and address any material differences in the capacity factors based on geographic or technological factors in the accompanying disclosure.


       Please contact Jenifer Gallagher at 202-551-3706 or Karl Hiller at 202-551-3686 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation